NEWS RELEASE

BROOKFIELD REPORTS
OPERATING RESULTS
FOR FIRST QUARTER OF 2005 AND
70% COMMON SHARE DIVIDEND INCREASE

NEW YORK, April 28, 2005 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced operating results for the first quarter ended March 31, 2005.

Brookfield’s funds from operations (“FFO”) for the three months ended March 31, 2005, was $99 million ($0.42 per share) compared to $112 million ($0.47 per share) for the same period in 2004. The 2004 results included a $16 million leasing fee realized upon the successful completion of the sublease at 300 Madison Avenue. Excluding this fee, the comparative 2004 FFO was $96 million ($0.40 per share).

Net income for the quarter totaled $43 million ($0.18 per share), compared to $52 million ($0.22 per share), including the leasing fee and associated non-cash taxes, and $38 million ($0.16 per share) on a comparable basis.

MAJOR INITIATIVES IN THE FIRST QUARTER OF 2005

➢	Increased common share dividend by 70%, reflecting the company’s belief in the strength of its underlying business as leasing markets recover across North America. Subsequent to the first quarter, the Board of Directors of Brookfield declared a quarterly common share dividend of $0.18 per share on a post-stock split basis payable on June 30, 2005 to shareholders of record at the close of business on June 1, 2005.

➢	Completed three-for-two stock split in the form of a stock dividend to ensure Brookfield’s shares remain accessible to individual shareholders and to further enhance the liquidity of the company’s shares. On March 31, 2005, shareholders of record at the close of business on March 15, 2005 received one Brookfield common share for each two common shares held.

➢	Repurchased approximately 1.2 million common shares of the company during the first quarter of 2005, bringing the total number of shares repurchased since the inception of the company’s normal course issuer bid in 1999 to approximately 20 million at an average price of $13.93 per share on a post-stock split basis. In total, Brookfield has invested $271 million repurchasing its common shares since 1999.

OPERATING HIGHLIGHTS

During the quarter, Brookfield’s core markets continue to improve as the rebound in the North American economy took hold. Brookfield’s portfolio-wide occupancy rate increased to 93.8% at the end of the quarter compared to 92.7% at December 31, 2004. In Brookfield’s core markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate increased to 95.2% at March 31, 2005 compared to 94.0% at December 31, 2004.

Operating highlights for the first quarter:

•	Earned commercial property operating income of $169 million compared with $163 million during the same period in 2004 when the impact of the $16 million leasing fee is excluded, or $179 million when included. This increase is due to same property NOI growth and the contribution from two Washington, D.C. acquisitions which were purchased after the first quarter of 2004.

•	Leased 1.1 million square feet of space, three times the amount contractually expiring, including:

New York
— Fifteen-year lease with the U.S. Securities & Exchange Commission for 225,000 square feet at Three World Financial Center
— Seven-year expansion with Royal Bank of Canada for 42,000 square feet at One Liberty Plaza

Toronto
— Eight-year renewal with National Bank for 139,000 square feet at Exchange Tower
— Five-year renewal with Land Registry for 90,000 square feet at Atrium on Bay
— Five-year renewal/expansion with Robert Half Canada for 24,000 square feet at Bay Wellington Tower

Calgary
— Ten-year expansion with Talisman Energy for 60,000 square feet at Bankers Hall
— Ten-year expansion with EnCana Corporation for 60,000 square feet at Bankers Hall

Denver
— Nine-year extension with Morrison & Foerster for 24,000 square feet at Republic Plaza

•	Earned $13 million of operating income from development and residential operations, an increase of $5 million over the same period in 2004, reflecting the continued strength in the Alberta housing market.

PRIMARY MARKET HIGHLIGHTS

The majority of Brookfield’s primary markets have shown improvement during the quarter. The positive momentum in Manhattan and Calgary is particularly noteworthy.

Lower Manhattan: In addition to the relocation of the U.S. Securities and Exchange Commission’s northeast regional head office to Three World Financial Center, Brookfield Properties is moving its head office to Three World Financial Center in May 2005, vacating a floor at One Liberty Plaza into which the Royal Bank of Canada is expanding.

A number of retail leases have recently been signed at the World Financial Center including the New York pub P.J. Clarke’s, which will open this summer on the outdoor Plaza. Women’s apparel shop Ann Taylor has also renewed its lease. With 33,000 people working at the World Financial Center, 35,000 residents in Lower Manhattan, and two million visitors annually to the Winter Garden, the World Financial Center is firmly established as downtown’s dominant destination.

Calgary: The economic boom in Alberta driven by the oil and gas industry has resulted in double-digit annual gains in retail sales growth, home sales, exports and manufacturing shipments in the Western Canadian province. Unemployment stands at a very healthy 4.2%. With a rapidly expanding tenant base, the demand for office space in downtown Calgary is extremely strong. Market vacancy is 6.4%; Brookfield has virtually no vacancy in its seven million square foot portfolio.

OUTLOOK

“As the economic recovery proceeds and yields sustained job growth, we are optimistic that our high-quality office assets in high-growth markets will continue to attract quality tenants and position us for long-term growth,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “Additionally, we are encouraged by the strong Western Canadian economy which has produced better-than-anticipated office and residential demand.”

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Accounting Change

Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.

Dividend Declaration

The Board of Directors of Brookfield declared a 70% increase in the quarterly common share dividend to $0.18 per share on a post-stock split basis, payable on June 30, 2005 to shareholders of record at the close of business on June 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I, J and K preferred shares were also declared payable on June 30, 2005 to shareholders of record at the close of business on June 15, 2005.

Conference Call

Brookfield’s first quarter 2005 investor conference call can be accessed by teleconference on April 28, 2005 at 11:00 a.m. E.T. at 800-337-0418. The call will be archived through May 5, 2005 and can be accessed by dialing toll free 1-800-336-1945. The conference call is also being Web cast on the Brookfield Web site at www.brookfieldproperties.com.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Profile

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
(US Millions, except per share amounts)	2005	2004

Total revenue	$335	$326

Net operating income
Commercial property operations	$169	$179
Development and residential operations	13	8
Interest and other	11	14

	193	201

Expenses
Interest	80	74
Administrative and development	11	10
Minority interests of others in properties	3	5

	99	112

Depreciation and amortization	36	34
Unrealized foreign exchange on preferred share restatement	—	(4)
Taxes and other non-cash items	20	30

Net income	$43	$52

Funds from operations per share — diluted	$0.42	$0.47

Net income per share — diluted	$0.18	$0.22

Note:
(i)	The prior year’s results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities.
(ii)	Per share amounts include the effect of the three-for-two common stock split.

CONSOLIDATED BALANCE SHEET

(US Millions)	March 31, 2005	December 31, 2004

Assets
Commercial properties	$6,977	$6,693
Development properties	469	716
Receivables and other	743	698
Marketable securities	311	285
Cash and cash equivalents	76	112

	$8,576	$8,504

Liabilities
Commercial property debt	$4,616	$4,550
Accounts payable and other liabilities	432	424
Future income tax liability	116	96
Capital securities	1,060	1,069

Shareholders’ interests
Minority interests of others in properties	54	53
Preferred shares
Subsidiaries	317	320
Corporate	45	45
Common shares	1,936	1,947

	$8,576	$8,504

Note:	The prior year’s results include the restatement of certain of the corporation’s preferred shares as liabilities under the caption “Capital securities.”